SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                 FORM 15


      Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the
                     Securities Exchange Act of 1934.


                                             Commission File Number 0-20086


                    Universal Hospital Services, Inc.
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          (Exact name of registrant as specified in its charter)


               1250 Northland Plaza, 3800 West 80th Street
                    Bloomington, Minnesota 55431-4442
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     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                  Common Share, par value $.01 per share
                     Preferred Share Purchase Rights
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        (Title of each class of securities covered by this Form)


                                   None
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      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    (X)           Rule 12h-3(b)(1)(i)    (X)
        Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
        Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
        Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                             Rule 15d-6             ( )

         Approximate number of holders of record as of the certification or notice date:
                                       47
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         Pursuant to the requirements of the Securities Exchange Act of
 1934 Universal Hospital Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

   Date:  February 25, 1998            By: /s/ David E. Dovenberg
                                           -------------------------------
                                           Name:  David E. Dovenberg
                                           Title: Chief Executive Officer


 Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.